Exhibit 99.4

Rights Offering to Holders of

Nabriva Therapeutics AG

American Depositary Shares

November 29, 2016

To                                 Securities Dealers, Commercial Banks, Trust Companies and

Other Nominees which are holders of American Depositary Shares representing common shares of Nabriva Therapeutics AG

(CUSIP No. 62957M 104)

On behalf of Nabriva Therapeutics AG (the “Company”), in connection with the offering (the “Rights Offering”) by the Company to (i) holders of its common shares, of rights to subscribe for new common shares (the “common share rights”), and (ii) holders of American Depositary Shares representing its common shares (the “ADSs”), of rights to subscribe for new ADSs (the “ADS rights”), you are being requested to contact clients for whom you hold ADSs to obtain instructions with respect to the exercise of their ADS rights. The Company has made arrangements with The Bank of New York Mellon, as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on November 29, 2016 (the “ADS record date”) upon the terms set forth in the Prospectus (as defined below). Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on December 12, 2016 (the “ADS rights expiration date”).

The Rights Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”), including the base prospectus, dated November 9, 2016, included therein and a prospectus supplement, dated November 29, 2016, thereto (collectively, the “Prospectus”).  Please inform your clients that the Prospectus and a form letter to them with subscription instructions for the Rights Offering is available by contacting the information agent, Georgeson LLC, at the address below or by visiting the Company’s website for the Rights Offering at http://info.nabriva.com/RightsOffering/Documents.html. The Prospectus and form letter are also available by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml.

The Company requests that you alert your clients who own ADSs as of the ADS record date to the Rights Offering and inform them where a Prospectus is available. Please note that the Company does not expect to mail copies of the Prospectus to you or your clients.

The CUSIP No. for the Company’s ADSs is 62957M 104, and the ADSs are listed on the NASDAQ Global Market under the symbol “NBRV”. DTC will be credited with the ADS rights on or about November 30, 2016.

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON DECEMBER 12, 2016 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise of ADS rights, please refer to the Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the information agent, Georgeson LLC, phone number (866) 278-8941 (U.S. toll free) and email: Nabriva@georgeson.com.

Exercise of ADS Rights

Holders of ADSs will receive 0.276 ADS rights for every ADS he/she held as of the ADS record date. One ADS right will entitle the holder of such ADS right to subscribe for one new ADS at the U.S. dollar equivalent of €4.014 per ADS, which is estimated at $4.25 per ADS based on a euro-to-U.S. dollar exchange rate of €1.00 to $1.0588. Fractional ADS rights will not be issued, and ADS right entitlements will be reduced to the next smaller whole number of ADS rights. To validly subscribe for new ADSs, holders of ADSs will need to pay to the ADS rights agent $4.68 for each new ADS he/she wishes to subscribe for, which represents 110% of the estimated ADS subscription price to account for currency conversion expenses, an ADS issuance fee of the depositary of $0.05 per new ADS and potential fluctuations in the exchange rate between the euro and the U.S. dollar. On or about December 13, 2016, the ADS rights agent will determine the actual U.S. dollar ADS subscription price by converting the euro subscription price into U.S. dollars at an exchange rate assigned by it on that date. If the actual U.S. dollar ADS subscription price (plus the ADS issuance fee and the currency conversion expense) is less than the estimated ADS subscription payment, the ADS rights agent will refund such excess amount to the subscribing ADS holder without interest. However, if the amount of the estimated ADS subscription payment paid by the subscribing ADS holder to the ADS rights agent is, for any reason, including due to currency exchange rate fluctuations, insufficient to pay the subscription price in euro plus currency conversion expenses and ADS issuance fees for all of the ADSs the subscribing ADS holder is subscribing for, the ADS rights agent will require such ADS holder to pay the deficiency as a condition to receiving such ADS holder’s new ADSs, or will instruct the depositary to subscribe on such ADS holder’s behalf for only the number of whole ADSs that can be subscribed for with the amount such ADS holder has paid and the ADS rights agent will refund to such ADS holder as soon as practicable the excess amount without interest. The exercise of ADS rights is irrevocable and may not be cancelled or modified.

No Exchange of ADS Rights for Common Share Rights

ADS rights may not be surrendered for delivery of common share rights, and common share rights may not be deposited for delivery of ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable function of the DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the ADS rights expiration date. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

No Sale of ADS Rights

The ADS rights are not assignable or transferable.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Austria and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. The Company will not knowingly credit ADS rights to any account, or sell any new ADSs to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. The Company reserves absolute discretion in determining whether any holder of ADSs located or resident outside Austria and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.